Exhibit 99.13

GOLDSHORE RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

In Canadian Dollars

GOLDSHORE RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) is dated August 27, 2025, and presents the financial condition and results of operations of Goldshore Resources Inc. (“Goldshore” or the “Company”) for the six months ended June 30, 2025. This MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements for the six months ended June 30, 2025 and the audited consolidated financial statements and the notes thereto for the year ended December 31, 2024, (the “Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A complements and supplements, but does not form part of, the Company’s Financial Statements.

This MD&A contains forward-looking statements. Statements regarding the adequacy of cash resources to carry out the Company’s exploration programs or the need for future financing are forward-looking statements. All forward-looking statements, including those not specifically identified herein, are made subject to cautionary language included in this MD&A. Readers are advised to refer to the cautionary language when reading any forward-looking statements.

This MD&A is prepared in conformity with National Instruments 51-102F1 Continuous Disclosure Obligations. All dollar amounts contained herein are expressed in Canadian dollars unless otherwise indicated.

DESCRIPTION AND OVERVIEW OF BUSINESS

Goldshore is a gold focused Canadian mineral exploration company. The Company’s primary business is the acquisition and evaluation of precious metal mineral properties in Canada. Goldshore currently holds title to the Moss Gold Project and Hillcrest Project, with an option to earn into the Vanguard Project, all located in Ontario, Canada. The Company’s head office is located at 450 Commerce Place, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6 and its registered and records office is at 1111 West Hastings Street, 15th Floor, Vancouver, British Columbia, V6E 2J3. The Company was incorporated under the Business Corporations Act (British Columbia) on April 30, 2009.

GOLDSHORE RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

EXPLORATION AND EVALUATION ASSETS

	Moss Gold	Other
	Project	Projects	Total
Acquisition costs
Balance, December 31, 2023	$52,055,250	$174,000	$52,229,250
Additions	-	140,000	140,000
Balance, December 31, 2024	$52,055,250	$314,000	$52,369,250
Additions	-	28,750	28,750
Balance, June 30, 2025	$52,055,250	$342,750	$52,398,000
Exploration and evaluation costs
Balance, December 31, 2023	$36,581,982	$235,612	$36,817,594
Assays	215,034	-	215,034
Camp costs	299,374	-	299,374
Consulting and salaries (1)	2,911,396	60,384	2,971,780
Database management	79,077	-	79,077
Drilling	1,404,581	-	1,404,581
Geochemistry and geophysics (1)	322,116	32,317	354,433
Other costs (1)	531,194	13,535	544,729
Balance, December 31, 2024	$42,344,754	$341,848	$42,686,602
Assays	1,707,282	-	1,707,282
Camp costs	826,190	-	826,190
Consulting and salaries (1)	4,051,243	21,676	4,072,919
Database management	129,920	-	129,920
Drilling	4,247,932	-	4,247,932
Geochemistry and geophysics	745,863	-	745,863
Government grant	(200,000)	-	(200,000)
Other costs	743,076	-	743,076
Balance, June 30, 2025	$54,596,260	$363,524	$54,959,784
Total, December 31, 2024	$94,400,004	$655,848	$95,055,852
Total, June 30, 2025	$106,651,510	$706,274	$107,357,784

(1)	During the year ended December 31, 2024, and the period ended June 30, 2025, the Company allocated certain payroll, geophysics and other overhead costs between the Moss Gold Project and the Vanguard Project pursuant to the terms of the option agreement with Thunder Gold Corp.

(2)	During the three and six months ended June 30, 2025, the Company incurred costs of $693,582 and $1,439,931, respectively, for accommodation, camp costs and technical consulting for services provided by Fladgate Exploration Consulting Corp. (“Fladgate”) related to ongoing exploration activities at the Moss Gold Project (June 30, 2024 – Nil). These costs have been recorded as camp costs, consulting and salaries and drilling above. At June 30, 2025, the Company had a deposit of $76,106 for long-term camp accommodation costs and an outstanding balance of $253,292 owing to Fladgate for services provided during the period, which have been recorded as long-term deposits and accounts payable, respectively (December 31, 2024 - $447,500 and $75,239 respectively).

Moss Gold Project

On January 25, 2021, the Company entered into a purchase agreement with Moss Gold Mines Ltd. and Wesdome Gold Mines Ltd. (“Wesdome”) to acquire a 100% interest in the Moss Gold Project located in Ontario, Canada (the “Moss Gold Transaction” or “Moss Gold Project”). At closing, the Company recorded an obligation to issue shares totaling $20,000,000 related to future milestone payments. On May 30, 2025, the Company issued 12,500,000 common shares with a deemed value of $7,500,000 related to the final milestone payment (December 31, 2023 – 8,333,333 common shares with a value of $5,000,000; March 31, 2023 – 12,500,000 common shares with a value of $7,500,000). Following this final milestone payment, the Company has completed all required payments under the purchase agreement for the acquisition of its 100% interest in the Moss Gold Project.

During the first six months of 2025, in addition to progressing the Preliminary Economic Assessment (“PEA”) with G Mining Services (“G Mining”), the Company focused on completing two technical programs outlined in a press release dated October 10, 2024.

GOLDSHORE RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The 15,000-meter diamond drilling program, which focused on testing mineralized shears in the upper and marginal parts of the deposit that are otherwise difficult to drill without winter conditions, commenced in December 2024. This was extended by 5,000 meters during the second quarter of 2025 to a 20,000-meter program (announced on April 9, 2025) following the receipt of positive drilling results and indications that parts of the deposit, such as the current Southwest Zone Mineral Resource Estimate (“MRE”) and between the Southwest and Main Zones, can be expanded. The final drill program was completed on May 9, 2025, with 21,329 meters drilled in 67 holes.

The Company reported first quarter drill results in four news releases covering 16 drill holes (5,206.60 meters). Drilling results highlighted included:

•	Additional and higher-grade marginal and core shears in the upper and lateral parts of the Southwest Zone, which will have a positive impact on the Project as it will allow the modelling of mineralized shears in the place of waste. Better drill intercepts include:

o	79.0m of 1.28 g/t Au from 27.0m, including 32.3m of 1.73 g/t Au and 22.0m of 1.19 g/t Au in MMD-24-133 (January 17, 2025)

o	8.0m of 2.53 g/t Au from 125m in MMD-25-142 and 25.89m of 1.15 g/t Au from 84.91m in MMD-25-147 (March 20, 2025)

•	The intersection of high-grade mineralized shears 150 meters beneath the open pit constrained mineral resource, which suggests potential to expand the size of the Southwest pit. Improved drill intercepts include:

o	20.55m of 2.58 g/t Au from 458.15m including 14.7m of 3.52 g/t Au in MMD-25-139 and 15.0m of 1.68 g/t Au from 456m in MMD-25-140 (February 20, 2025).

•	Initial results from the Superion prospect, which discovered a new gold-mineralized shear approximately 60m from the surface and 225m north of the QES Zone. The discovery highlights the potential for additional shears in and near the proposed open pit that is currently modelled as waste. The intercepts included:

o	17.6m of 3.03 g/t Au from 76.4m including 6.8m of 7.06 g/t Au in with MQD-25-148 (March 3, 2025).

Drilling results received during the second quarter of 2025 were reported in five news releases covering 29 drill holes (7,910.70 meters). Results showed:

•	Six holes were drilled from ice platforms on the shallow Snodgrass Lake in a program that was terminated early because of unseasonably warm weather. Results from the final two holes were not received until the third quarter. Four holes targeted the gap between the Main and Southwest Zones and intersected new high-grade mineralized shears representing a combined true width mineralized corridor of 75m connecting the two zones, including 12.9m of 2.64 g/t Au from 243.4m including 4.4m of 6.59 g/t Au in MMD-25-165 (April 15, 2025).

•	Eleven short holes successfully intersected the near surface extensions of deeper marginal shears along the northern edge of the QES Zone at QES Up. These results will allow the modelling of narrow, low- to medium-grade shears in a near surface zone that is currently modeled as waste. The best intercepts included:

o	13.55m of 0.59 g/t Au from 88.5m including 2.1m of 1.17 g/t Au in MQD-25-156 (April 22, 2025); and

o	25.0m of 1.10 g/t Au from 107.2m including 2.05m of 1.69 g/t Au and 7.65m of 2.62 g/t Au in MQD-25-160 (May 1, 2025).

•	Five drill holes were extended to infill significant drilling gaps in the QES Zone and intersected wide intervals of gold-mineralized core shears, including the highest-grade x thickness intersection ever reported on the project. These results confirmed the presence of shallow-plunging, higher-grade gold mineralization within the core shears and demonstrate the potential to discover additional plunging shoots. In addition, the results from MQD-25-171 exceeded the grade expectations based on the current MRE. The better intercepts included:

o	124.35m of 1.65 g/t Au from 295.0m including 7.55m of 1.97 g/t Au and 47.0m of 3.08 g/t Au in MQD-25-171 (April 22, 2025); and

o	17.7m of 1.52 g/t Au from 333.0m and 6.85m of 3.01 g/t Au from 436.0m in MQD-25-179 and 18.4m of 1.36 g/t Au from 285.6m in MQD-25-180 (June 11, 2025).

GOLDSHORE RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

•	Sixteen holes were drilled to follow-up potential strike extensions of the high-shears discovered at Superion in hole MMD-24-148. These holes returned several results that add to the strike length of the main shear, and discovered additional parallel shears, including:

o	9.45m of 6.02 g/t Au from 186.0m including 2.45m of 22.2 g/t Au in MQD-25-175 and 13.0m of 2.30 g/t Au from 117.0m including 3.0m of 9.00 g/t Au in MQD-25-176 (May 15, 2025);

and

o	17.7m of 1.52 g/t Au from 333.0m, including 2.3m of 8.24 g/t Au, and 6.85m of 3.01 g/t Au from 436.0m in MQD-25-179 and 18.4m of 1.36 g/t Au from 285.6m 0m in MQD-25-180 (June 11, 2025).

The results of the final 22 drill holes (8,211.40 meters) were received in July and August and reported in four news releases. These results confirmed the expansion of marginal shears beneath and beside the Southwest pit, including joining the Main and Southwest Zones beneath the shallow Snodgrass Lake, and confirmed high-grade core shears and lower-grade marginal shears within and on the southern flank of the Main Zone.

The Company also conducted a district exploration program over the 2024/2025 winter season designed to identify geophysical and geochemical targets beneath glacial till and muskeg swamp cover in known gold bearing structural corridors. This included the completion of 106 shallow drill holes out of a planned 200 holes that sampled the top of bedrock. The program was challenged and terminated early by warmer temperatures that did not completely freeze areas of muskeg, making them unsafe to drill. Approximately half of the remaining planned holes are accessible in non-winter conditions and may be completed at a later date in 2025.

Abitibi Geophysics completed pole- dipole Induced Polarization (“IP”) geophysics over the Moss Gold Deposit in January of 2025. This work was conducted to understand the character of the Moss Gold deposit so that other anomalies can be brought into the correct context of our target style. The team then conducted a broad gradient array IP survey over the larger Moss Block, which was completed by mid- May 2025. These data are being combined with historical geophysical data and processed to produced 3D inversion models that are currently under review.

In 2024, G Mining completed an initial scoping study of the project aimed at identifying the most economic mining and milling scale for the Moss Gold Project. Cost estimates were based on real construction and operating costs from the recently built Greenstone Gold Mine owned by Equinox Gold. This work also included an evaluation of all available metallurgical test work to identify the optimum extraction process for gold mineralization. G Mining concluded that the optimum project involves the milling of 11 million tonnes ore per year, with gold grades improved via a stockpiling strategy, and processed through a flotation and cyanide leach circuit.

At the same time, G Mining completed a detailed three-phase mining schedule and identified optimum locations for waste dumps and a tailings management facility. The Company shared a number of infrastructure site options with the host indigenous communities as part of an ongoing process of keeping the communities informed. This will help focus environmental baseline studies, including Stage 2 Archaeology studies, over the summer.

During the first quarter of 2025, G Mining noted excessive dilution in converting APEX Geoscience’s resource model to the mining model used for the production schedule. This is, in part, a function of zero grade assigned to the inter-shear wallrock model because of historical detection limit concerns and the resulting fixed lower cut-off grade of 0.35 g/t Au. They have recommended a re-estimate of the resource model that includes a consideration of wall rock grades to address excessive dilution concerns. Given the successful results of the winter diamond drilling program, the Company believes there is an opportunity to improve the MRE by potentially expanding the resource at the Southwest Zone.

As part of this initiative, and in addition to the winter drill program, the Company has undertaken a program to relog, photograph and resample 15,972 meters of historical drill core that currently has a high detection limit equivalent to 0.34 g/t Au, which will allow the estimation of a Code-compliant wall rock resource model.

GOLDSHORE RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Unfortunately, the balance of the planned 22,000 meters of historical core was not recoverable. Throughout the quarter, the Company’s geologists have been working with G Mining to improve the 3D modelling of shear zones, host lithology and post-mineralization structures, which will be incorporated in an update to the MRE for the PEA. The Company is now targeting a PEA release during the fourth quarter of 2025 to incorporate the updated MRE.

During 2024 and to date in 2025, CSL Environmental and Geotechnical continued environmental baseline studies focused on surface water hydrology and commenced the drilling of water bores in the proposed pit area, along with packer testing and nested water well pairs, of which three were completed to date. Clearview Geophysics completed a seismic geophysics survey over the proposed pit area to assist in the development of a model of the glacial till overburden covering the deposit.

On May 8, 2025, the Company signed an Impact Benefit Agreement (“IBA”) term sheet with the Lac des Mille Lacs First Nation. The IBA term sheet sets out the key terms that will guide the negotiation of a future IBA between the Company and Lac des Mille Lacs First Nation.

Other Projects

Vanguard Project

On July 7, 2022, the Company executed an option agreement with Thunder Gold Corp. (“Thunder Gold”) to earn into certain mining claims held by Thunder Gold in the Shebandowan greenstone belt (the “Vanguard Project”). The expenditure commitments in the option agreement were subsequently amended in May 2024. On July 30, 2025, the Company announced it had further amended the option agreement with Thunder Gold to revise the required remaining expenditures on the Vanguard Project to $4,989,000 with no prescribed deadline at the sole discretion of the Company. As of the date of this MD&A, all other commitments related to the option agreement have been completed.

The work performed at the Vanguard Project to date consisted of airborne geophysics, mapping, and data compilation. Simcoe Geophysics completed a limited ground gravity survey over selected conductors during the year ended December 31, 2024. This work was conducted to help discriminate sulphide and graphite sources for the conductivity anomalies. The Company’s focus remains on the Moss Gold Project with very limited work completed at the Vanguard Project during 2024 or to date in 2025.

Hillcrest Project

On May 8, 2023, the Company staked 390 cell claims covering 8,261 hectares which comprise the Hillcrest Project for $19,500. The Hillcrest Project represents a greenfield approach to gold exploration and is part of a strategy to build a multi-year pipeline of gold projects in the Thunder Bay area.

During the first quarter of 2025, a remote study was completed by Terrane Geoscience targeting signatures identified by Goldshore as important for gold mineralization. This work was completed after the renewal date and so the Company let its claims lapse. In the second quarter, the Company staked 381 cell claims covering 7,989 hectares over the primary targets along the Crayfish Fault at a cost of $19,050. The Company also staked 192 cell claims covering 4,026 hectares at a cost of $9,700 along the Greenwater Fault to the south of Moss to facilitate exploration of an untested crustal-scale structure.

The Company’s current focus remains on the Moss Gold Project, and no further field work was completed at the Hillcrest Project during 2024 or to date in 2025.

GOLDSHORE RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

Three months ended June 30, 2025

The Company recognized a loss before income taxes of $462,971 for the three months ended June 30, 2025, compared to $736,958 for the three months ended June 30, 2024. The lower net loss before taxes was primarily due to an increase in the recovery of flow-through premium to $1,351,423 during the three months ended June 30, 2025, compared to $48,268 in the same period last year, as a result of higher flow-through eligible expenditures on Moss Gold Project exploration activities in the current period. The higher recovery of flow-through premium was partially offset by the following variances:

•	Stock-based compensation increased by $380,213 to $760,564 for the three months ended June 30, 2025, compared to $380,351 in the same period last year, primarily due to increased restricted share units (“RSUs”) vesting during the second quarter of 2025 with higher grant date fair values as a result of the increase in the Company’s share price over the same period.

•	Consulting fees increased by $333,113 to $457,315 for the three months ended June 30, 2025, compared to $124,202 in the same period last year. The Company incurred higher management, corporate development and investor relations consulting fees during the second quarter of 2025 as a result of the overall increased level of activity within the business.

•	Professional fees increased by $130,270 to $190,478 for the three months ended June 30, 2025, compared to $60,208 in the same period last year, primarily as a result of higher legal fees related to increased corporate activity in the current period.

The Company reported a comprehensive loss of $1,753,971 during the three months ended June 30, 2025 period compared to $809,958 in the same period last year. The increase related to a higher in deferred tax expense of $1,291,000 during the current period as a result of incurring required expenditures related to our previous flow-through common share issuances to finance the Moss Gold Project exploration program.

Six months ended June 30, 2025

The Company recognized a loss before income taxes of $ 822,928 for the six months ended June 30, 2025, compared to $1,404,437 for the six months ended June 30, 2024. The lower net loss before taxes was primarily due to an increase in the recovery of flow-through premium to $2,997,047 during the six months ended June 30, 2025, compared to $106,481 in the same period last year, as a result of higher flow-through eligible expenditures relating to the Moss Gold Project exploration activities to date in 2025. The higher recovery of flow-through premium was partially offset by the following variances:

•	Stock-based compensation increased by $693,327 to $1,543,008 for the six months ended June 30, 2025, compared to $849,681 in the same period last year, primarily due to increased restricted share units (“RSUs”) vesting during the six months ended June 30, 2025 with higher grant date fair values as a result of the increase in the Company’s share price over the same period..

•	Shareholder information and investor relations increased by $555,905 to $658,211 for the six months ended June 30, 2025, compared to $102,306 in the same period last year, primarily as a result of an ongoing marketing and investor outreach campaign focused on increasing investor awareness that began during the second half of 2024.

•	Consulting fees increased by $533,713 to $743,415 for the six months ended June 30, 2025, compared to $209,702 in the same period last year. The Company incurred higher management, corporate development and investor relations consulting fees during the period of 2025 as a result of the overall increased level of activity within the business.

•	Professional fees increased by $277,477 to $385,556 for the six months ended June 30, 2025, compared to $108,079 in the same period last year, as a result of higher legal fees related to increased corporate activity.

GOLDSHORE RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company reported a comprehensive loss of $3,707,928 during the six months ended June 30, 2025 period compared to $1,587,437 in the same period last year. The increase related to a higher in deferred tax expense of $2,885,000 for the six months ended June 30, 2025 as a result of incurring required expenditures related to our previous flow-through common share issuances to finance the Moss Gold Project exploration program. The deferred tax expense resulted in a corresponding increase to the Company’s deferred tax liability. The Company expects to meet its remaining obligations to spend an additional $2,026,532 and $22,500,000 on eligible exploration expenditures by December 31, 2025 December 31, 2026, respectively.

The following is a summary of the Company's results for the eight most recently completed quarters:

	Jun 30,	Mar 31,	Dec 31,	Sep 30,
	2025	2025	2024	2024
Financial Results
Loss and comprehensive loss	$(1,753,971)	$(1,953,957)	$(2,876,867)	$(1,516,026)
Loss per share	(0.00)	(0.01)	(0.01)	(0.01)
Balance Sheet Data
Cash and cash equivalents	$39,554,591	$10,474,336	$15,379,270	$6,226,202
Total assets	148,329,855	112,715,153	111,691,766	98,703,195
Shareholders’ equity	123,780,800	93,715,549	92,672,751	85,653,152

	Jun 30,	Mar 31,	Dec 31,	Sep 30,
	2024	2024	2023	2023
Financial Results
Loss and comprehensive loss	$(809,958)	$(777,479)	$(224,254)	$(1,035,069)
Loss per share	(0.00)	(0.00)	(0.00)	(0.00)
Balance Sheet Data
Cash and cash equivalents	$4,012,640	$4,553,606	$5,269,421	$2,817,775
Total assets	94,888,024	94,639,555	94,820,453	91,730,659
Shareholders’ equity	81,867,825	81,794,039	82,102,188	78,417,952

The main drivers for the fluctuations in loss and comprehensive loss during the periods presented related to the following:

•	Stock-based compensation expense increased during the six months ended June 30, 2025 and year ended December 31, 2024, primarily as a result of additional RSUs and stock options vesting over the period with higher valuations due to the Company’s increased share price.

•	Shareholder information and investor relations expenditures increased during the six months ended June 30, 2025 and year ended December 31, 2024, primarily due to an ongoing marketing and investor outreach campaign focused on increasing investor awareness that commenced during the second half of 2024.

•	Expenses were reduced across all cost categories during the three months ended December 31, 2023, driven by the Company’s efforts to reduce overhead costs, which persisted into early 2024. The loss during December 31, 2023 was further impacted by a deferred income tax recovery of $380,000 in the quarter related to the issuance of shares to Wesdome pursuant to the Moss Gold Transaction.

GOLDSHORE RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

Goldshore currently has no operations that generate cash flows. The Company’s future financial success will depend on the discovery and development of one or more economic mineral deposits. This process can take years, can consume significant resources and is largely based on factors that are beyond the control of the Company’s management. The Company’s ability to continue as a going concern is dependent upon its ability to raise equity capital or borrowings sufficient to meet current and future obligations. The business of mining and exploration involves a high degree of risk and there can be no assurance that management’s plans will be successful. The Company currently is not generating any revenue. Whether and when the Company can obtain profitability and positive cash flows from its operations is uncertain. These material uncertainties may cast significant doubt on the Company’s ability to continue as a going concern. The Company’s Financial Statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. Such adjustments could be material.

As at June 30, 2025, the Company’s current assets exceeded its current liabilities by $33,099,500 (December 31, 2024 – $11,081,605). Current liabilities include a flow-through share premium liability of $4,731,313 (December 31, 2024 – $3,561,195) which is not repayable in cash. The Company had an accumulated deficit of $31,639,428 at June 30, 2025 (December 31, 2024 – $27,931,500).

Base Shelf Prospectus

On July 28, 2025, the Company filed its final short form base shelf prospectus (the “base shelf prospectus”) with the securities commissions in each of the provinces of Canada, except Quebec. The base shelf prospectus allows the Company to offer up to $150,000,000 of common shares, subscription receipts, warrants and units comprised of one or more of the other securities described from time to time over the 25-month period. The base shelf prospectus was filed to provide the Company with the flexibility to take advantage of financing opportunities from time to time and as market conditions dictate. The terms of such future offerings, if any, will be established at the time of such offerings. At the time any of the securities covered by the base shelf prospectus are offered for sale, a prospectus supplement containing specific information about the terms of any such offering will be filed with applicable Canadian securities regulatory authorities.

Operating Activities

Net cash used by the Company in operating activities for the six months ended June 30, 2025, was $2,475,555 compared to $ 689,428 in the six months ended June 30, 2024. The Company had a loss of $3,707,928 (June 30, 2024 - $1,587,437). Non-cash items totaling $1,574,131 were added back to the loss, primarily related to recovery of flow-through share premium, deferred income tax expense and stock- based compensation (June 30, 2024 - $968,564). The Company had changes in non-cash working capital items that further decreased the cash used in operating activities by $341,758 (June 30, 2024 –$70,555). The increase in cash used in operating activities was most significantly impacted by the higher loss for the six months ended June 30, 2025 as a result of an increased activity levels, partially offset by the higher recovery of flow-through share premium as a result of higher flow-through eligible expenditures relating to exploration and evaluation activities in the current period.

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2025, was $10,744,712 compared to $1,090,291 in the six months ended June 30, 2024. In the current and comparative period, expenditures were primarily incurred on the Moss Gold Project. The increase in expenditures compared to the prior period was primarily attributable to the expanded 20,000 meter diamond drilling program that was completed during the first half of 2025.

GOLDSHORE RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financing Activities

Net cash generated in financing activities in the current period was $37,395,589, compared to $522,938 in the six months ended June 30, 2024. The Company received net cash proceeds from share issuances of $32,955,510 and received proceeds from warrant, compensation option and stock option exercises of $4,169,677, $185,338 and $193,530, respectively, during the current period (June 30, 2024 – proceeds of $559,000 from warrant exercises).

In addition, the Company repaid lease obligations of $44,546 (June 30, 2024 – $36,062) and made a cash settlement of $ 63,921 for restricted share units (RSUs) that vested during the six months ended June 30, 2025 (June 30, 2024 – Nil).

FINANCINGS

On June 20, 2025, the Company completed a bought deal private placement for aggregate gross proceeds of $36,085,000. In connection with the private placement, the Company issued:

•	26,315,790 flow-through common shares (the “FT Shares”) at a price of $0.38 for gross proceeds of $10,000,000;

•	28,409,090 charity flow-through common shares (the “CFT Shares”) at a price of $0.44 for gross proceeds of $12,500,000 (collectively with the FT Shares above, the “Flow-Through Shares”);

•	40,322,580 common shares (the “HD Shares”) at a price of $0.31 for gross proceeds of $12,500,000;

•	3,500,000 common shares (the “Hold Shares”) at a price of $0.31 for gross proceeds of $1,085,000.

The CFT Shares and the HD Shares were offered to purchasers resident in all provinces and territories of Canada (excluding Quebec) pursuant to the listed issuer financing exemption under Part 5A of National Instrument 45-106 – Prospectus Exemptions (“NI 45- 106”). The FT Shares and Hold Shares were offered to purchasers resident in all provinces and territories of Canada pursuant to other applicable exemptions from the prospectus requirements of NI 45-106.

Based on the difference in price between the Flow-Through Shares and the Company’s common shares, management accounted for the premium paid on the Flow-Through Shares on a residual basis as a flow-through premium liability of $4,167,165 (Note 10). In connection with the private placement, the Company paid the underwriters a cash commission of $2,038,395, paid fees of $159,915 and incurred other share issuance costs of $921,379.

On October 29, 2024, the Company brokered a private placement for aggregate gross proceeds of $13,972,358 (collectively, the “October Flow-Through Shares”). In connection with the private placement, the Company issued:

•	15,848,159 flow-through common shares at a price of $0.475 per share; and

•	12,159,400 charity flow-through common shares at a price of $0.53 per share.

Based on the difference in price between the October Flow-Through Shares and the Company’s common shares on the date of closing, management accounted for the premium paid on the October Flow-Through Shares on a residual basis as a flow-through premium liability of $3,889,636. In connection with the private placement, brokers received a cash commission of $813,220, and the Company granted the brokers 1,627,565 non-transferable compensation options with a fair value of $248,588. Each compensation option will entitle the holder thereof to purchase one common share at an exercise price of $0.475 per common share for a period of 24 months following the closing of the private placement. The Company also incurred other share issuance costs of $512,093 as part of the private placement.

GOLDSHORE RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The table below summarizes the use of proceeds from financings at June 30, 2025:

Date of Financing	Gross Proceeds $	Expected Use of Proceeds	Actual Use of Proceeds	Spent to June 30, 2025 $	Balance Remaining $
October 2024	13,972,358	Moss Gold Project exploration flow-through eligible spending	As disclosed	11,945,286	2,026,532
June 2025	22,500,000	Moss Gold Project exploration flow-through eligible spending	None to date	-	22,500,000
June 2025	13,585,000	General and administrative and other working capital	None to date	-	13,585,000

OUTSTANDING SHARE DATA

The Company’s authorized share capital consists of an unlimited number of common shares without par value. The issued and outstanding common shares and instruments convertible into common shares of the Company are as follows:

	As at
	The Date of this MD&A	June 30, 2025	December 31, 2024
Common shares	473,686,984	465,853,651	335,615,647
RSUs (1)	2,887,500	5,887,500	6,237,500
Stock options (2)	22,134,075	23,219,411	24,081,833
Warrants (2)	1,008,000	1,008,000	18,039,657
Compensation options (2)	1,627,565	1,627,565	2,717,789

(1)	Once vested, each RSU represents the right to receive one common share of the Company, the equivalent cash value thereof, or a combination of the two, at the Company’s discretion.

(2)	Each stock option, warrant and compensation option is exercisable into one common share of the Company at the option of the holder.

A summary of activity for the six months ended June 30, 2025 is below:

•	On June 20, 2025, the Company closed a bought deal private placement for aggregate gross proceeds of $36,085,000. In connection with the private placement, the Company issued 26,315,790 flow-through common shares at a price of $0.38, 28,409,090 charity flow-through common shares at a price of $0.44, 40,322,580 hard dollar common shares at a price of $0.31 and 3,500,000 hard dollar common shares at a price of $0.31.

•	During the six months ended June 30, 2025, the Company issued 16,678,707 common shares pursuant to the exercise of warrants for proceeds of $4,169,677, 1,090,224 common shares pursuant to the exercise of compensation options for proceeds of $185,338, and 1,012,422 common shares pursuant to the exercise of stock options for proceeds of $193,530.

•	On May 28, 2025, the Company issued 409,191 common shares alongside a cash payment of $63,921 in connection with the vesting of 600,000 RSU’s.

•	On May 30, 2025, the Company issued 12,500,000 common shares with a value of $7,500,000 to Wesdome related to the final milestone payment for the Moss Gold Project purchase agreement.

GOLDSHORE RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

A summary of activity subsequent to June 30, 2025 to the date of this MD&A is below:

•	On July 21, 2025, the Company issued 3,333,333 common shares with a value of $2,000,000 and paid $5,500,000 in cash to Wesdome on the exercise of its purchase option of the 1.0% net smelter royalty (“NSR”) on all metal production from the Moss Gold Project.

•	On July 28, 2025, the Company issued 500,000 common shares with a value of $220,000 and paid $100,000 in cash to Thunder Gold as the final payment pursuant to its option agreement for the Vanguard Project.

•	On July 29, 2025, the Company issued 409,191 common shares alongside a cash payment of $63,921 in connection with the vesting of 600,000 RSU’s.

•	On July 29, 2025, 1,085,336 stock options were cancelled.

•	On July 29, 2025, 3,000,000 RSU’s vested and were settled by way of the issuance of an equal number of common shares.

•	On August 1, 2025, the Company issued 1,000,000 shares with a value of $330,000 as partial consideration for the repurchase of 1.5% of a 2.5% net profit interest (“NPI”) on the Moss Gold Project.

RELATED PARTY TRANSACTIONS

The Company’s related parties consist of its key management personnel. During the six months ended June 30, 2025 and 2024, the Company incurred the following amounts for compensation of key management personnel, including directors, and companies controlled and/or owned by officers and directors of the Company:

	Three months ended		Six months ended
	30-Jun-25	30-Jun-24	30-Jun-25	30-Jun-24
Salaries, management fees and other employee benefits (1,2,3,4,5)	$244,001	$178,016	$483,501	$303,516
Stock-based compensation (6)	371,454	312,407	805,101	683,533
Total	$615,455	$490,423	$1,288,602	$987,049

(1)	During the three and six months ended June 30, 2025, the Company paid $75,000 and $150,000, respectively, for CEO consulting services by Michael Henrichsen (three and six months ended June 30, 2024 - $40,000 to Michael Henrichsen and $12,500 and $50,000, respectively, to Brett Richards), which were recorded as consulting fees.

(2)	During the three and six months ended June 30, 2025, the Company paid $70,000 and $140,000, respectively for VP, Exploration salary costs to Peter Flindell (three and six months ended June 30, 2024 - $101,516 and $171,516, respectively), which were capitalized to exploration and evaluation assets.

(3)	During the three and six months ended June 30, 2025, the Company incurred $55,000 and $110,000, respectively, for VP, Corporate Development consulting services to Sam Gibson (June 30, 2024 - $24,000 and $42,000, respectively), which were recorded as consulting fees.

(4)	During the three and six months ended June 30, 2025, the Company incurred $27,500 and $71,503, respectively for CFO salary costs to Erica Borgstrom (June 30, 2024 - Nil), which were recorded as G&A costs.

(5)	During the three and six months ended June 30, 2025, the Company incurred $12,000 for CFO consulting services by the former CFO, Marlis Yassin (June 30, 2024 - $24,000 and $42,000, respectively), which were recorded as consulting fees.

(6)	Related to the vesting of stock options and RSUs granted to related parties.

As at June 30, 2025, the Company did not owe any amounts to key management personnel in respect of services provided to the Company (December 31, 2024 - $36,240) and owed $4,994 in respect of expenses incurred on behalf of the Company (December 31, 2024 - $4,804).

GOLDSHORE RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

During the six months ended June 30, 2025, the Company was party to service agreement whereby it had contracted administrative, corporate and financial reporting services with Sentinel Corporate Services Inc., a company controlled by a close family member of the former Chief Financial Officer. The agreement was in effect until April 30, 2025. During the six months ended June 30, 2025, the Company incurred related party expenses with Sentinel of $15,000 (2024 - $57,000), which were included in general and administrative costs.

All related party transactions are incurred in the normal course of business and are negotiated on terms between the parties which are believed to represent fair market value for all services rendered. Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements.

PROPOSED TRANSACTIONS

As of the date of this MD&A, the Company does not have any material proposed transactions.

COMMITMENTS

As of the date of this MD&A, the Company had the following commitments related to its Moss Gold Project and Vanguard Project:

Moss Gold Project

•	Underlying advanced royalty commitment of $18,125 annually, due quarterly, until the project enters production, presented as other costs in the exploration and evaluation assets table above.

•	Related to the repurchase of 1.5% of a 2.5% net profit interest (“NPI”) on the Moss Gold Project, monthly cash payments of $20,000 over a 48-month term, concluding April 2029, and the issuance of common shares on May 1, 2029, having a total value of $300,000 up to a maximum of 1,176,470 shares.

Vanguard Project

•	Required remaining expenditures of $4,989,000 on the Vanguard Project, which may be incurred at any time, at the sole discretion of the Company.

SIGNIFICANT ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

The critical judgments and estimates that management has made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the Financial Statements are as follows:

Going concern

The assessment of the Company’s ability to continue as a going concern and to raise sufficient funds to pay for its ongoing operating expenditures and meet its liabilities for the ensuing year involves significant judgment based on historical experience and other factors, including expectation of future events that are believed to be reasonable under the circumstances.

Impairment of long-lived assets

The carrying value and the recoverability of long-lived assets, including exploration and evaluation assets, are evaluated at each reporting date. Management assesses for indicators of impairment, which includes assessing whether facts or circumstances exist that suggest the carrying amount exceeds the recoverable

GOLDSHORE RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

amount, specifically whether the Company expects to continue with further exploration expenditure on the project, and that the period for which the Company has the right to explore has not and will not expire.

Valuation of stock-based compensation and compensation options

The Company uses the Black-Scholes option pricing model for the valuation of stock-based compensation and compensation options. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate, forfeiture rate, risk-free market interest rate, expected volatility in the price of the underlying stock and expected life of the instruments. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Flow-through premium liability

Pursuant to the terms of the flow-through share agreements, flow- through shares transfer the tax deductibility of qualifying resources expenditures to investors. On issuance, the Company bifurcates the flow-through shares into i) a flow- through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as a liability, and ii) share capital. Upon expenses being incurred, the Company derecognizes the liability on a pro-rata basis and recognizes a deferred tax recovery for the amount of tax reduction renounced to the shareholders.

Income taxes

The Company recognizes deferred tax assets for deductible temporary differences, unused tax losses and other income tax deductions only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, unused tax losses and other income tax deductions can be utilized. In assessing the probability of realizing the income tax benefits of deductible temporary differences, unused tax losses and other income tax deductions, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence.

As at June 30, 2025, the Company has not recognized any deferred tax assets for deductible temporary differences. Changes in any of the above-mentioned estimates can materially affect the amount of income tax assets recognized. In addition, where applicable tax laws and regulations are either unclear or subject to varying interpretations, changes in these estimates can occur that materially affect the amounts of income tax assets recognized. The Company reassesses unrecognized income tax assets at the end of each reporting period.

FINANCIAL INSTRUMENTS

The Company’s financial instruments include cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities and lease liabilities, all of which are measured at amortized cost. Amounts receivable and accounts payable and accrued liabilities include amounts due from and due to related parties. The Company’s cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximate their carrying amounts due to the short-term nature of these instruments.

The Company's risk exposures arising from financial instruments and the impact on the Company's Financial Statements are summarized below:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. As at June 30, 2025, the Company was exposed to credit risk on its cash

GOLDSHORE RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

and cash equivalents and amounts receivable. The Company’s cash and cash equivalents are held with high credit quality financial institutions in Canada. At June 30, 2025, the Company considers its exposure to credit risk to be low. The Company’s maximum exposure to credit risk is equal to the carrying amount of its cash and cash equivalents and other receivables.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities. The Company has aimed to manage liquidity risk by maintaining adequate cash and cash equivalents and managing its capital and expenditures.

At June 30, 2025, the Company had cash and cash equivalents of $39,554,591 and accounts payable and accrued liabilities of $2,798,889 with contractual maturities of less than one year. The Company’s ability to continue as a going concern is dependent on management’s ability to raise financing until such time that the Company is profitable. The Company manages its liquidity risk by forecasting cash flows from operations and investing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments. At June 30, 2025, the Company assessed its liquidity risk as moderate.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. At June 30, 2025, the Company’s financial assets and financial liabilities are not exposed to interest rate risk due to their short-term nature and maturity.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that it has monetary assets and liabilities denominated in foreign currencies. At June 30, 2025, the Company was not exposed to foreign currency risk.

Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer or by factors affecting all similar financial instruments traded in the market. The Company’s future mining operations will be significantly impacted by changes in commodity prices for gold. At June 30, 2025, the Company was not exposed to other price risk.

RISKS AND UNCERTAINTIES

The Company is in the mineral exploration and development business and as such is exposed to a number of risks and uncertainties that are not uncommon to other similar companies in a comparable stage of development. Prospective investors should carefully consider the risks described in this MD&A and refer to risk factors disclosed in the Company’s annual MD&A and annual information form (“AIF”) dated April 28, 2025 and available on SEDAR+ (www.sedarplus.ca) before making an investment decision.

CAUTION REGARDING FORWARD LOOKING STATEMENTS

Some of the statements contained in this MD&A are “forward-looking statements.” Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements, or developments to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward looking

GOLDSHORE RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “potential” and similar expressions, or that events or conditions “will,” “would,” “may,” “could” or “should” occur.

Forward-looking statements in this MD&A include, among others, statements relating to expectations regarding the exploration and development of the Moss Gold Project, the Vanguard Project, and the Hillcrest Project, the release of a preliminary economic assessment, including the timing of when these activities may occur, and other statements that are not historical facts. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors and risks include, among others: the Company may require additional financing from time to time in order to continue its operations which may not be available when needed or on acceptable terms and conditions acceptable; compliance with extensive government regulation; domestic and foreign laws and regulations could adversely affect the Company’s business and results of operations; and the stock markets have experienced volatility that often has been unrelated to the performance of companies and these fluctuations may adversely affect the price of the Company’s securities, regardless of its operating performance.

The forward-looking information contained in this MD&A represents the expectations of the Company as of the date of this MD&A and, accordingly, is subject to change after such date. Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date. The Company undertakes no obligation to update these forward- looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

This MD&A does not constitute an offer to sell, or a solicitation of an offer to buy, any securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.